Exhibit (a)(5)
RDG CAPITAL INDICATES POTENTIAL INTEREST
IN ACQUIRING ATMEL CORPORATION
May 22, 2006
New York-based RDG Capital LLC (“RDG”), managed by a former executive of Carl Icahn’s investment firm, reported today that on Monday May 15th it issued a letter to Atmel Corporation (“Atmel” or the “Company”) and initiated discussions with its Chairman George Perlegos expressing RDG’s potential interest in acquiring all of the outstanding shares of the Company for $5.50 per share to be paid in cash and preferred stock. RDG’s proposal is subject to satisfactory due diligence, transaction financing, negotiation of terms, and requisite board approval.
On Wednesday May 17th Mike Ross, Vice President and General Counsel of Atmel, responded to RDG that the Company believes it is better served being a public corporation.
Notwithstanding the Company’s reply to its proposal, RDG remains interested in negotiating a potential acquisition of the Company. If such a transaction were completed, Atmel shareholders would receive total consideration of approximately $2.7 billion based on 486.8 million shares outstanding as of April 30, 2006. In its letter to Atmel management, RDG indicated it has engaged in discussions to finance such a transaction with investment banking firms and major financial institutions.
Through an affiliate, RDG Capital has been a shareholder of Atmel Corporation since May 2005. Russell Glass, Managing Member of RDG Capital, is the former President of Icahn Associates Corp. He is a graduate of Princeton University and the Stanford University Graduate School of Business.
Contact:
Russell Glass
Managing Member
RDG Capital LLC
212-759-6198
Notice To Investors
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. No tender offer for the outstanding shares of Atmel’s common stock has commenced. If such an offer is commenced, RDG will file a tender offer statement with the Securities and Exchange Commission, which will contain important information that should be read carefully. Those materials will be made available to Atmel security holders at no expense to them. In addition, if an offer is commenced, all of those materials will be available at no charge on the Securities and Exchange Commission’s Website at http://www.sec.gov/.